UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
goDeskless Inc.

Legal status of issuer

> *Form*
> Corporation
>
> *Jurisdiction of Incorporation/Organization*
> Delaware
>
> *Date of organization*
> May 8, 2015

Physical address of issuer
7773 Kelly Canyon Dr, 7773 Kelly Canyon Dr, Dublin, CA 94568

Website of issuer
https://www.godeskless.com

Current number of employees
2

	Most recent fiscal year-end (2020)	**Prior fiscal year-end (2019)**
Total Assets	$1,632,184.46	$974,353.90
Cash & Cash Equivalents	$581,163.56	$11,688.00
Accounts Receivable	$76,524.01	$185,042.77
Short-term Debt	$158,507.74	$343,617.28
Long-term Debt	$1,945,389.86	$1,003,426.25
Revenues/Sales	$382,136.88	$637,284.20
Cost of Goods Sold	$39,703.00	$81,879.00
Taxes Paid	$0.00	$0.00
Net Income	-$99,023.51	$232,918.0


April 29, 2021

FORM C-AR

goDeskless Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by goDeskless Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.godeskless.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 29, 2021.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations,

3

plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

goDeskless Inc. (the "Company") is a Delaware Corporation, formed on May 8, 2015. The Company was formerly known as Audetemi Inc.. The Company is currently also conducting business under the name of goDeskless.

The Company is located at 7773 Kelly Canyon Dr, 7773 Kelly Canyon Dr, Dublin, CA 94568.

The Company's website is https://www.godeskless.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

The Company designs, manufactures, and markets cloud-based workforce automation platform specially designed for the "deskless workforce" - your frontline field champions that interface with your customers and prospects. The deskless workers often work in disconnected mode, and depend on the office-based CRM users for critical customer information. Lack of access to right information creates operational inefficiencies. The dependency on CRM creates customer experience friction with the three-way communication challenges between the customer, the CRM user, and the deskless worker, and results into significant revenue loss. We solve these challenges by automating enterprise field operations in disconnected mode so the deskless workers always have access to local data to function regardless of connectivity, and using AI to connect consumers to the deskless workers without CRM intervention or dependency. Our AI-powered OnDemand Service Platform transforms enterprise data into Fast Data, and combines it with engaging experience. This allows workers to better utilize information and consistently achieve higher efficiencies in deskless mode. We sell white-label ready smart-apps designed to work on smart phones and tablets for both consumers, as well as deskless workers. We provide a consumer facing app for our customers' end users, and a field workforce management app for our customers' field workers. The consumers request service through our app, and are automatically connected with the best available deskless worker. The consumer engages directly with the deskless worker while the CRM user takes a back seat and monitors. This experience is similar to the popular shared economy platforms that automate OnDemand Service Delivery (food, appliance, travel, etc). We charge per monthly active user per month that connects to our platform. We monetize by selling our platform through Retail (Direct sale to enterprises), Wholesale (via resellers/partners), and White-label (bulk sales via Managed Service Providers) channels.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We depend on a few major clients/customers for a substantial portion of our net sales.
For example, during fiscal year ended 12/2018, Tata Motors and TCL accounted for the majority of our net sales. The loss of all or a substantial portion of our sales to any of our large-volume customers could have a material adverse effect on our financial condition and results of operations by reducing cash flows and our ability to spread costs over a larger revenue base. In addition, our largest customers have an increased ability to influence pricing and other contract terms. Although we strive to broaden and diversify our customer base, a significant portion of our revenue is derived from a relatively small number of customers. Consequently, a significant loss of business from, or adverse performance by, our major customers, may have a material adverse effect on our financial condition, results of operations and cash flows. Similarly, the renegotiation of major customer contracts may also have an adverse effect on our financial results. We are also subject to credit risk associated with our customer concentration. If one or more of our largest customers were to become bankrupt, insolvent or otherwise were unable to pay for services provided, we may incur significant write-offs of accounts receivable or incur lease or asset-impairment charges that may have a material adverse effect on our financial condition, results of operations or cash flows.

Most of our significant long-term customer contracts permit quarterly or other periodic adjustments to pricing based on decreases and increases in component prices and other factors, however we typically bear the risk of component price increases that occur between any such re-pricings or, if such re-pricing is not permitted, during the balance of the term of the particular customer contract. Accordingly, certain component price increases could adversely affect our gross profit margins.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

The Company intends to use the proceeds from the Offering for unspecified working capital.
This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause an Investor to lose all or a portion of his or her investment.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment [requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements,] changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.
To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We depend on profitable royalty-bearing licenses of our technology, and if we are unable to maintain and generate such license agreements, then we may not be able to sustain existing levels of revenue or increase revenue.
We depend upon the identification, investment in and license of new patents for our revenues. If we are unable to maintain such license agreements and to continue to develop new license arrangements, then we may not have the resources to identify new technology-based opportunities for future patents and inventions in order to maintain sustainable revenue and growth.

Our current or future license agreements may not provide the volume or quality of royalty revenue to sustain our business. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce the number of technology sources and potential clients to whom we can market our services. Our inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on our business and results of operations.

If we fail to maintain or expand our relationships with our suppliers we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.
In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-

edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

We currently obtain components from single or limited sources, and are subject to significant supply and pricing risks.

Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

The Company designs, manufactures, and markets cloud-based workforce automation platform specially designed for the "deskless workforce" - your frontline field champions that interface with your customers and prospects. The deskless workers often work in disconnected mode, and depend on the office-based CRM users for critical customer information. Lack of access to right information creates operational inefficiencies. The dependency on CRM creates customer experience friction with the three-way communication challenges between the customer, the CRM user, and the deskless worker, and results into significant revenue loss. We solve these challenges by automating enterprise field operations in disconnected mode so the deskless workers always have access to local data to function regardless of connectivity, and using AI to connect consumers to the deskless workers without CRM intervention or dependency. Our AI-powered OnDemand Service Platform transforms enterprise data into Fast Data, and combines it with engaging experience. This allows workers to better utilize information and consistently achieve higher efficiencies in deskless mode. We sell white-label ready smart-apps designed to work on smart phones and tablets for both consumers, as well as deskless workers. We provide a consumer facing app for our customers' end users, and a field workforce management app for our customers' field workers. The consumers request service through our app, and are automatically connected with the best available deskless worker. The consumer engages directly with the deskless worker while the CRM user takes a back seat and monitors. This experience is similar to the popular shared economy platforms that automate OnDemand Service Delivery (food, appliance, travel, etc). We charge per monthly active user per month that connects to our platform. We monetize by selling our platform through Retail (Direct sale to enterprises), Wholesale (via resellers/partners), and White-label (bulk sales via Managed Service Providers) channels.

Business Plan

The Company is committed to bringing the game-changing, differentiated, consumerized user experience to its customers in enterprise space through its innovative software and services. Such experience is only offered by top shared economy companies today. We plan to disrupt the current CRM-tethered experience with our disruptive model. The Company's business strategy leverages its unique ability to design and develop its own cloud platform, AI algorithms, application software and services to provide its customers products and solutions with innovative design, superior ease-of-use and seamless/direct consumer-to-field engagement experience. Our strategy is to "Change the Ground Rules" with our disruptive model. To aid our strategy and penetrate the market, our ultra low unit cost ($5 per user per month) allows us to compete very strongly against our competition that costs 10 to 15 times as much. So we plan to penetrate the market as a "loss leader" with our low cost, all-in-one offering, and become the mass leader by fast collecting the user base. As part of its strategy, the Company continues to expand and connect its platform to additional third-party CRM platforms. This allows us to truly become CRM agnostic. We allow customers to discover and download out smart apps through a variety of devices, including Apple and Android. We allow customers to easily discover, download and install applications.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
goDeskless TrackHelp	A smart app for field workforce automation. Works on any smart device (phone/tablet), in native or hybrid mode. Connects with major CRMs such as Oracle, ServiceNow, Freshworks, Salesforce. Even works in disconnected mode.	Primary User: The deskless/field worker We sell to two tiers - 1) Managed Service Providers that white label and resell the app, and 2) Retail enterprises that brand and use the app for automating their own field functions Our target industries are asset-heavy, traditional industries such as Telco, Communication, Automotive, Oil & Gas, and Construction
goDeskless SnapHelp	A smart app for customer engagement. Works on any smart device (phone/tablet), in native or hybrid mode. Connects with major CRMs such as Oracle, ServiceNow, Freshworks, Salesforce. Allows customers to engage with deskless workers directly, or connect with the CRM helpdesk agents.	Primary User: The end consumer/customer Experience can be embedded in third-party or existing apps.
goDeskless SalesHelp	A smart app for field sales automation. Works on any smart device (phone/tablet), in native or hybrid mode. Connects with major CRMs such as Oracle, ServiceNow, Freshworks, Salesforce. Even works in disconnected mode.	Primary User: The field sales representative This role-based app provides access to hierarchical sales information in disconnected mode.
goDeskless SmartService	A smart portal for customer engagement that embeds into leading CRMs including Oracle, ServiceNow, Freshworks, and Salesforce. Allows CRM helpdesk users/agents to engage with deskless workers as well as customers with one button click.	Primary User: The CRM Helpdesk Agent This role-based portal embeds in your choice of CRM and uses chat, video-chat to deliver highly engaging experience to your customers as well as deskless workers.

goDeskless OneCloud	An AI-driven cloud plaform. Transforms enterprise data into Fast Data, and combines AI, AR, and engaging experience. Allows workers to better utilize information and achieve greater consistency in deskless mode	All goDeskless smart apps are connected to and controlled by the goDeskless OneCloud. Features CRM connectors for the CRM of choice for two-way data sync.

In August 2016, the Company announced and released goDeskless OneCloud with SnapHelp - our first smart app with our proprietary cloud. It was followed up by SalesHelp in March 2017. We now have over 26,000+ live users on these. The company released AI-driven TrackHelp in November 2018, which now has over 3,000 live users, and is becoming fastest growing line of business. We recently announced full Conversational AI, and Augmented Reality enhancements to the platform, which will be gradually released on quarterly basis starting Q2, 2020. Approximately 30% of the proceeds of the Offering will be used to develop and market the these enhancement.

We have three distribution methods: Retail: Direct sale to enterprises Wholesale: Sale through resellers/partners/marketplaces White-label: Bulk sales via MSPs (Managed Service Providers) We have ISV partnerships with Oracle, ServiceNow, and Freshworks. Our apps are featured on their respective marketplaces.

Competition

The Company's primary competitors are Salesforce, Click Software (Now Salesforce), ServiceTitan, Zinier.

The market is broadly categorized in to following segments: 1. CRM Platforms (that offer Field Service Management) - e.g. Salesforce, 2. Best-of-Breed Field Service Products - e.g. Click Software, ServiceTitan 3. Niche Technology Players (e.g. focus on part of a solution such as AI, scheduling, etc) - e.g. Zinier, The current experience with all these segments tethers to the CRM/base platform, and does not allow customers to engage with the deskless field workforce. goDeskless differentiates by providing an experience that combines the niche technology, workforce automation. We focus on engaging the field workforce with the consumers by eliminating the dependency on the "middle man". This "shared economy" experience brings transparency, as well as superior engagement between deskless workers and the customers. This differentiated "shared economy" model is radically game-changing, and is quickly becoming popular with MSPs and industries that are perennially challenged with high OpEx. Currently, no one offers this model "as a service" out of the box. goDeskless is highly adaptable with its white-label design. This allows customers to go to market in days instead of weeks. The deployment agnostic model also makes it highly flexible from adoption perspective across the globe as opposed to other categories that are rigid in terms of their cloud deployment modes. The highly engaging experience, the shared economy (OnDemand Service Delivery) model, and ability to work offline sets goDeskless apart.

Customer Base

The Company hascustomers in three categories: 1. Traditional Industry Enterprises: Tata Motors, TCL, Bechtel 2. MSPs (Managed Service Providers/Service Aggregators): TechMate, Total IT Global, Workset 3. Small & Medium Businesses: Koko Networks, MediVet, Egency, PartsAuthority (all in trial mode)

The Company is dependent on the following customers:

Customer or Description	Service/product provided	Percent revenue
Tata Motors	goDeskless OneCloud Subscription + Professional Services	55.0%
Other customers (Workset, Bechtel, TechMate)	goDeskless TrackHelp, OneCloud Subscription	45.0%

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
62/727,723	System and Method For User Behavior-Driven Predictive Insights	Today's software does not take in account the user's interaction and sentiment with respect to a product. As a result, the interaction predictability is monolithic, and is governed by static historical data. Thus, the customer engagement softwares	September 6, 2018		USA

		lack the intelligence to predict the customer's behavior and sentiment at a given point of interaction. With this invention, corporations can predict their consumers' interaction patterns by using the heat-index to drive the predictive algorithms. Thus the corporations can proactively understand the consumer sentiment, and user trend. This allows corporations to provide better experience to their consumers.			

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by privacy and data protection laws and regulations of U.S. federal, state and local governmental authorities [as well as to the laws and regulations of international countries and bodies, such as the European Union (the "EU")]. These laws and regulations are subject to change.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 7773 Kelly Canyon Dr, 7773 Kelly Canyon Dr, Dublin, CA 94568

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
goDeskless Technologies India Pvt. Ltd.	Limited Partnership	India	July 16, 2018	99.0%

DIRECTORS, OFFICERS AND EMPLOYEES

Directors & Officers

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Ashish Joshi

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO - May 8, 2015 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Executive Management, Product Leadership, Sales & Business Development

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees in California, USA.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount authorized	12,000,000
Amount outstanding	10,809,252
Voting Rights	One per vote.
Anti-Dilution Rights	No anti-dilution rights.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	NA
Percent ownership of the Company by the holders of such Securities (assuming conversing prior to the Offering if convertible securities).	97%

Type of security	Convertible Notes, $6M Cap, 6% Interest
Amount outstanding	535,000
Voting Rights	No voting rights.
Anti-Dilution Rights	No anti-dilution rights.
Interest Rate & payments schedule	6%
Amortization schedule	Principal and interest due and payable at Maturity Date
Describe any collateral or security	None
Maturity Date	October 1, 2021
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	NA

Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	Upon the closing of an equity financing in the amount of at least $2 million, the Notes' principal balance and interest due will convert into the equity securities sold in such equity financing at a price per share equal to the lesser of 80% of the equity financing price per share or $6 million divided by the number of outstanding shares of the Company's common stock immediately prior to the equity financing. Upon the closing of an equity financing of less than $2 million, the Notes' balance and interest may convert, at the option of the holder, into the equity securities issued in such equity financing at a price per share equal to the lowest equity financing price per share. If an equity financing of at least $2 million does not occur prior to the maturity date, then at the election of the requisite holders, the Notes' principal and balance will covert to shares of common stock at a price per share equal to $6 million divided by the number of outstanding shares of the Company's common stock on the maturity date.
Other material terms	Principal and interest become immediately due and payable upon default as defined in the Note. Upon a consolidation, merger, or sale of the Company, the Note holders will be paid an amount equal to two times the principal and interest outstanding. The Notes may not be prepaid without written consent.

Type of security	Convertible Notes, $7M Cap, 4% Interest
Amount outstanding	$190,000
Voting Rights	No voting rights.
Anti-Dilution Rights	No anti-dilution rights.
Interest Rate & payments schedule	4%
Amortization schedule	Principal and interest due and payable at Maturity Date
Describe any collateral or security	None
Maturity Date	February 19, 2021
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	NA
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	Upon the closing of an equity financing in the amount of at least $3 million, the Notes' principal balance and interest due will convert into the equity securities sold in such equity financing at a price per share equal to the lesser of 80% of the equity financing price per share or $7 million divided by the number of outstanding shares of the Company's common stock immediately prior to the equity financing. Upon the closing of an equity financing of less than $3 million, the Notes' balance and interest may convert, at the option of the holder, into the equity securities issued in such equity financing at a price per share equal to the lowest equity financing price per share. If an equity financing of at least $3 million does not occur prior to the maturity date, then at the election of the requisite holders, the Notes' principal and balance will covert to shares of common stock at a price per share equal to $7 million divided by the number of outstanding shares of the Company's common stock on the maturity date.

	Principal and interest become immediately due and payable upon default as defined in the Note.
Other material terms	Upon a consolidation, merger, or sale of the Company, the Note holders will be paid an amount equal to two times the principal and interest outstanding amount of the Notes along with unpaid accrued interest.
	The Notes may not be prepaid without written consent.

Type of security	Convertible Notes, $7M Cap, 6% Interest
Amount outstanding	$35,000
Voting Rights	No voting rights.
Anti-Dilution Rights	No anti-dilution rights.
Interest Rate & payments schedule	6%
Amortization schedule	Principal and interest due and payable at Maturity Date
Describe any collateral or security	None
Maturity Date	August 5, 2022
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	NA
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	Upon the closing of an equity financing in the amount of at least $3 million, the Notes' principal balance and interest due will convert into the equity securities sold in such equity financing at a price per share equal to the lesser of 80% of the equity financing price per share or $7 million divided by the number of outstanding shares of the Company's common stock immediately prior to the equity financing. Upon the closing of an equity financing of less than $3 million, the Notes' balance and interest may convert, at the option of the holder, into the equity securities issued in such equity financing at a price per share

	equal to the lowest equity financing price per share. If an equity financing of at least $3 million does not occur prior to the maturity date, then at the election of the requisite holders, the Notes' principal and balance will covert to shares of common stock at a price per share equal to $7 million divided by the number of outstanding shares of the Company's common stock on the maturity date.
Other material terms	Principal and interest become immediately due and payable upon default as defined in the Note. Upon a consolidation, merger, or sale of the Company, the Note holders will be paid an amount equal to two times the principal and interest outstanding amount of the Notes along with unpaid accrued interest. The Notes may not be prepaid without written consent.

Type of security	Convertible Notes, $7M Cap, 6% Interest
Amount outstanding	$96,300
Voting Rights	No voting rights.
Anti-Dilution Rights	No anti-dilution rights.
Interest Rate & payments schedule	6%
Amortization schedule	Principal and interest due and payable at Maturity Date
Describe any collateral or security	None
Maturity Date	December 21, 2022
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	NA
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	Upon the closing of an equity financing in the amount of at least $3 million, the Notes' principal balance and interest due will convert into the equity securities sold in such equity financing at a price per share equal to the lesser of 80% of the equity financing price per share or $7 million divided by the number of outstanding shares of the Company's common stock immediately prior to the equity financing. Upon the closing of an equity financing of less than $3 million, the Notes' balance and interest may convert, at the option of the holder, into the equity securities issued in such equity financing at a price per share equal to the lowest equity financing price per share. If an equity financing of at least $3 million does not occur prior to the maturity date, then at the election of the requisite holders, the Notes' principal and balance will covert to shares of common stock at a price per share equal to $7 million divided by the number of outstanding shares of the Company's common stock on the maturity date.

Other material terms	Principal and interest become immediately due and payable upon default as defined in the Note. Upon a consolidation, merger, or sale of the Company, the Note holders will be paid an amount equal to two times the principal and interest outstanding amount of the Notes along with unpaid accrued interest. The Notes may not be prepaid without written consent.

Type of security	Crowd Note
Amount outstanding	$921,916
Voting Rights	No voting rights.
Anti-Dilution Rights	No anti-dilution rights.
Interest Rate & payments schedule	6%
Amortization schedule	Principal and interest due and payable at Maturity Date
Describe any collateral or security	None
Maturity Date	December 21, 2022
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	NA
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	Upon the closing of an equity financing in the amount of at least $3 million, the Notes' principal balance and interest due will convert into the equity securities sold in such equity financing at a price per share equal to the lesser of 80% of the equity financing price per share or $7 million divided by the number of outstanding shares of the Company's common stock immediately prior to the equity financing. Upon the closing of an equity financing of less than $3 million, the Notes' balance and interest may convert, at the option of the holder, into the equity securities issued in such equity financing at a price per share equal to the lowest equity financing price per share. If an equity financing of at least $3 million does not occur prior to the maturity date, then at the election of the requisite holders, the Notes' principal and balance will covert to shares of common stock at a price per share equal to $7 million divided by the number of outstanding shares of the Company's common stock on the maturity date.

Other material terms	Principal and interest become immediately due and payable upon default as defined in the Note. Upon a consolidation, merger, or sale of the Company, the Note holders will be paid an amount equal to two times the principal and interest outstanding amount of the Notes along with unpaid accrued interest. The Notes may not be prepaid without written consent.

The Company has reserved the following securities for issuance upon exercise or conversion under its 2018 Stock Plan:

Type of security	Options / Restricted Stock Units
Total amount reserved	2,000,000
Amount currently available for issuance	314,189
Voting Rights	One per vote.
Anti-Dilution Rights	No anti-dilution rights.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	NA
Percent ownership of the Company by the holders of such Securities (assuming conversing prior to the Offering if convertible securities).	3.0% Assuming the 314,189 currently available are granted and outstanding

The Company has the following debt outstanding:

Type of debt	Notes
Name of creditor	Raymond Sidney
Amount outstanding	$75,000.00
Interest rate and payment schedule	5% common interest. Two year term
Amortization schedule	Pay at the end of the term. No pre-payment penalty.
Describe any collateral or security	None.
Maturity date	April 1, 2022
Other material terms	

Type of debt	Notes
Name of creditor	Rajendra Badadare
Amount outstanding	$39,000
Interest rate and payment schedule	5% common interest. Five year term
Amortization schedule	Pay at the end of the term. No pre-payment penalty.
Describe any collateral or security	None.
Maturity date	May 13, 2022
Other material terms	

Type of debt	Notes
Name of creditor	Ashish Joshi
Amount outstanding	$20,000
Interest rate and payment schedule	5% common interest. Five year term
Amortization schedule	Pay at the end of the term. No pre-payment penalty.
Describe any collateral or security	None.
Maturity date	March 15, 2024
Other material terms	

Type of debt	Notes
Name of creditor	Hari Gutlapalli
Amount outstanding	$5,000
Interest rate and payment schedule	5% common interest. Five year term
Amortization schedule	Pay at the end of the term. No pre-payment penalty.
Describe any collateral or security	None.
Maturity date	July 11, 2023
Other material terms	

Type of debt	Credit Card
Name of creditor	American Express
Amount outstanding	$16,920.74
Interest rate and payment schedule	No interest; $5,000 to $7,000 paid monthly (varies depending on expenses)
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	N/A
Other material terms	N/A

Type of debt	Credit Card
Name of creditor	Chase
Amount outstanding	$2,587
Interest rate and payment schedule	16.74% APR; $250 to $750 paid monthly (varies depending on expenses)
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	N/A
Other material terms	N/A

The total amount of outstanding debt of the company is $158,507.74.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Notes 6% interest $6M val. cap	16	$535,000	General Working Capital and Research and Development	October 2015 - September 2017	Section 4(a)(2)
Convertible Notes 4% interest $7M val. cap	12	$190,000	General Working Capital and Research and Development	February 2018 - December 2018	Section 4(a)(2)
Convertible Notes 6% interest $7M val. cap	3	$35,000	General Working Capital and Research and Development	June - 2020 December 2020	Section 4(a)(2)
Convertible Notes 6% interest $7M val. cap	1	$96,300	General Working Capital and Research and Development	June - 2020 December 2020	Section 4(a)(2)
Crowd Notes 6% interest $7M val. cap	1	$921,916	General Working Capital and Research and Development	June 1, 2020	Regulation CF

Ownership

A majority of the Company is owned by the co-founders and key executives. These are: 1. Ashish Joshi (Co-Founder and CEO) 2. Hari Gutlapalli (Co-Founder and Chief Architect) 3. Pramod Cherukumilli (CTO, and Head of Products) 4. Rahul Tiwari (EVP and Head of Asia Pacific)

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Ashish Joshi	55.2%
Hari Gutlapalli	21.8%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$326,035.00	$0.00	$0.00

Operations

The Company has raised $1,883,216 in convertible notes. Post the raise, we plan to raise a priced / A round of $8m through institutional investors. Following the Offering, we should have enough liquidity to execute our business plan until December 2023 along with the revenue we generate. Company has additionally raised We intend to use the funds for demand generation activities to propel the revenue past $2.5m in ARR which will allow us to raise institutional funding with significantly higher valuation, thus giving immediate multiples ROI to our investors.

Our current revenues are helping us meet our monthly expense goals. The funds raised will be the growth capital which will help us increase our marketing, demand generation, and sales operations. It will also enable us to grow our pipeline. With the healthy pipeline, and tightly controlled OpEx, we hope to be profitable by end of 2021.

Liquidity and Capital Resources

On June 1, 2020 the Company conducted an offering pursuant to Regulation CF and raised $921,916.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Rent

Related Person/Entity	Archana Mavalankar
Relationship to the Company	Spouse of the Co-Founder Ashish Joshi
Total amount of money involved	$57,000.00
Benefits or compensation received by related person	Rental income
Benefits or compensation received by Company	Company received the office space and office furniture (desk, printer, monitors, network)
Description of the transaction	Rent for the office

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Ashish Joshi
(Signature)

Ashish Joshi
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Ashish Joshi
(Signature)

Ashish Joshi
(Name)

CEO
(Title)

4/29/21
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Ashish Joshi, being the founder of goDeskless Inc., a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2020 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2020, and the related noted to said financial statements (collectively, the "Company Financial Statements"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2020, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Ashish Joshi
(Signature)

Ashish Joshi
(Name)

CEO
(Title)

4/29/21
(Date)

EXHIBITS

Exhibit A   Financial Statements

Income Statement

goDeskless Inc.
For the year ended December 31,
2020

Account	2020	
Income		
Other Revenue	(1,656.20)	
Sales	247,881.00	
Product - Active Users	85,800.00	333,681.00
Managed Services	22,320.00	
Professional Services	27,791.88	
Total Income	**382,136.68**	
Cost of Goods Sold		
Cost of Goods Sold	2,500.00	
Professional Fees	37,203.10	
Total Cost of Goods Sold	**39,703.10**	
Gross Profit	**342,433.58**	
Operating Expenses		
Consulting & Accounting	18,947.35	
Dues & Subscriptions	70,418.73	
General Expenses	28,728.13	
Income Tax Expense	54.75	
Insurance	12,812.77	
Legal Expenses	36,089.00	
Office Expenses	15,851.68	
Payroll Tax Expense	3,240.00	
Postage & Delivery	276.05	
Rent	27,000.00	
Repairs and Maintenance	939.21	
Telephone & Internet	7,854.97	
Utilities	109.24	
Wages and Salaries	99,139.00	
Wire Transfer Fees	271.00	
Travel		
Hotel Charges	252.57	
Airfare	16,803.18	
Car Rental	6,495.33	
Parking Charges	34.00	
Travel	154.71	
Taxi	939.61	
Total Travel	**24,679.40**	
Marketing & Advertising		
Marketing & Advertising	117,147.10	
Advertising Expenses	505.25	
Total Marketing & Advertising	**117,652.35**	
Bank Charges		
Bank Service Charges	1,783.79	
Interest Charge	10,015.12	
Interest Expense	1,250.14	
Total Bank Charges	**13,049.05**	
Automobile Charges		
Fuel/Gas	1,162.90	
Auto Maintenance & Repairs	135.32	
Auto License & Fees	981.16	
Total Automobile Charges	**2,279.38**	
Business Development Expense		
Meals, Breakfast, Coffee	2,082.21	
Entertainment	287.63	
Business Development	7,123.66	
Total Business Development Expense	**9,493.50**	
Donation	1,010.00	
Payroll Tax Expense - FED	321.00	

Toll Charges	238.75
California State Tax	6,270.20
Credit Card Expense Payment	250.00
Total Operating Expenses	**496,975.51**
Operating Income	**(154,541.93)**
Net Income	**(154,541.93)**

Income Statement

goDeskless Inc.
For the year ended December 31,
2020

Account	2020	
Income		
Other Revenue	(1,656.20)	
Sales	247,881.00	
Product - Active Users	85,800.00	333,681.00
Managed Services	22,320.00	
Professional Services	27,791.88	
Total Income	**382,136.68**	
Cost of Goods Sold		
Cost of Goods Sold	2,500.00	
Professional Fees	37,203.10	
Total Cost of Goods Sold	**39,703.10**	
Gross Profit	**342,433.58**	
Operating Expenses		
Consulting & Accounting	18,947.35	
Dues & Subscriptions	70,418.73	
General Expenses	28,728.13	
Income Tax Expense	54.75	
Insurance	12,812.77	
Legal Expenses	36,089.00	
Office Expenses	15,851.68	
Payroll Tax Expense	3,240.00	
Postage & Delivery	276.05	
Rent	27,000.00	
Repairs and Maintenance	939.21	
Telephone & Internet	7,854.97	
Utilities	109.24	
Wages and Salaries	99,139.00	
Wire Transfer Fees	271.00	
Travel		
Hotel Charges	252.57	
Airfare	16,803.18	
Car Rental	6,495.33	
Parking Charges	34.00	
Travel	154.71	
Taxi	939.61	
Total Travel	**24,679.40**	
Marketing & Advertising		
Marketing & Advertising	117,147.10	
Advertising Expenses	505.25	
Total Marketing & Advertising	**117,652.35**	
Bank Charges		
Bank Service Charges	1,783.79	
Interest Charge	10,015.12	
Interest Expense	1,250.14	
Total Bank Charges	**13,049.05**	
Automobile Charges		
Fuel/Gas	1,162.90	
Auto Maintenance & Repairs	135.32	
Auto License & Fees	981.16	
Total Automobile Charges	**2,279.38**	
Business Development Expense		
Meals, Breakfast, Coffee	2,082.21	
Entertainment	287.63	
Business Development	7,123.66	
Total Business Development Expense	**9,493.50**	
Donation	1,010.00	
Payroll Tax Expense - FED	321.00	

Toll Charges	238.75
California State Tax	6,270.20
Credit Card Expense Payment	250.00
Total Operating Expenses	**496,975.51**
Operating Income	**(154,541.93)**
Net Income	**(154,541.93)**